WHEN I WAS A HUMAN

A comedy adventure movie to make dog and human happy worldwide

PITCH VIDEO   INVESTOR PANEL


AKT PICTURES PRESENTS
WHEN I WAS
A HUMAN
THE MOVIE
DIRECTED AND WRITTEN BY
AKEMI K. TOSTO

en.aktpictures.com   Los Angeles CA

Entertainment | Film | Family | Animals | Female Founder

Highlights

1. People love dogs: 63.4 MILLION U.S. households own pooches. = Built-in "fans"
2. A high-scored script produced by a team of Hollywood pros. = Quality we deliver
3. Based on a critically acclaimed short film in global distributions. = Successful proof of concept
4. Films with dog and positive messages are in the top 3 most lucrative indie film genres = Proven
5. Hollywood/Japan joint production = International connections

4. Films with dog and positive messages are in the top 3 most lucrative indie film genres = Proven
5. Hollywood/Japan joint production = International connections

6. Relations with studios domestic and overseas, including WB, Universal, Sony Pictures, Netflix.

Our Team



Akemi Tosto Executive Producer & Director

Born and raised in Tokyo. After moving to the U.S., Akemi's been involved in the making of over 100 film/video/TV productions during her 20+ years of industry experience. She's also an MPAA accredited entertainment writer. Loves Star Wars and dogs.

> We've been through a challenging time of the pandemic. People are craving stories that focus on kindness and empathy. I believe that our movie will make your day a little brighter.



Maho Morita Producer

Growing up as a niece of world-renowned film director, Nagisa Oshima, Maho worked on film sets but later became a film journalist. In recent years, she is a film critic of TV network shows and the programming director at the local movie theater.



John Hermann Producer

John is a member of DGA and a film producer. He most recently produced the HBO's acclaimed new documentary series "McMillions" as well as "Standing Up, Falling Down," starring Billy Crystal that premiered at the 2019 Tribeca Film Festival.



Jorge Agraz Associate Producer

 Jorge grew up in the United States and Europe, holds degrees in Film Studies and History from Yale University. He has worked in production on commercials, feature films, and well-versed in computer science and technology.

Problems We Face Today

Film Franchise Fatigue:

Moviegoers have grown more tired with a pile of sequels and spin-offs every year. There was disappointment in recent years over the performance of mega-franchise, such as DC Universe (Warner Bros.), and Star Wars spin-offs like "Solo." No matter how much you might like ice cream sundaes, you would get tired of them if served after every meal.

High-Cost, Low Returns:

The box office numbers we see and hear are NOT the amount the studio gets to keep. More often than not, many studio movies that appear profitable spend more than they can ever make in returns.

The Decline of Original Storytelling:

Major studios don't want to try out something untested when millions of dollars are at risk. As a result, they have almost stopped taking on original stories. Movie fans who don't care for cookie-cutter blockbusters are often neglected.

💡SOLUTION

Invest in When I Was a Human: The Movie.

⬇️ Let us show you the reasons and data why this movie is a worthwhile investment. ⬇️

🐾 Logline

An ex-shelter dog embarks on a magical quest to reclaim his owner's love and his own identity in the process.



🐾 Synopsis

Indy is a pup at the shelter nobody wants. When a beautiful young girl named Kimmy rescues him, Indy thinks he has found his forever home. When Kimmy begins dating Jared, who secretly hates dogs, Indy panics that he might lose Kimmy and be sent back to the shelter. A mysterious Blue Dog Fairy appears one night and gives Indy a miracle dog biscuit that turns him into a human. Now, all Indy has to do is to find a way to show Kimmy Jared is not the man he pretends to be. Through Indy's hilarious experiences as a human, he comes to realize he doesn't have to become someone else in order to be loved and that the best way to help Kimmy is to be the loyal friend and companion she misses so much.

WHY INVEST IN THIS FILM? WHY NOW??

🐾 "Hollywood Should Fetch A Pooch Pic"

- Peter Bart (Deadline.com)

Peter Bart is a well-regarded film industry expert who writes for Deadline.com. His column on August 19, 2021, says, "(If) late-summer box office fails to catch a second wind, Hollywood might have to revisit one of its few remaining sure things: a good dog movie."

Summer is gone, and Hollywood has failed to catch a second wind. Now is the time to invest in a "good dog movie."

🐾 We've got proof of a "good dog movie"

Our project is based on a critically acclaimed short film of the same title, written and directed by Akemi Kozu Tosto. The short film is distributed worldwide by Shorts International, the official short film distributor of the Academy of Motion Pictures and Sciences.



When I Was a Human
"If your heart is in your dreams, no request is too extreme...." ...even for a dog

CLICK THIS POSTER TO WATCH THE SHORT

🐾 Built-in audience

Dogs are super-stars and have lots of fans! According to the National Pet Owners Survey 2019-2020 conducted by American Pet Products Association (APPA), 63.4 million or 53% of U.S. households own a dog.

Imagine the number of "dog fans" worldwide. They are all potential audience members for our movie.

🐾 Study shows...

Predicting the independent film market is tricky. However, there is a study done by one of the trusted resources in the film industry called the American Film Market (AFM). AFM conducted the study to find what kind of family films are profitable - in other words, earn enough from the box office, video, TV, and ancillaries to make a substantial profit for its investors - using over 3,000 titles from the film data company The Numbers' financial database. The study indicates the following are the most profitable family film categories.

- Films starring Man's Best Friends (= Dogs in the leading role(s))
- Films with Positive Messages













HD
Dr. Dolittle 3
HACHI

Each film genre has its own unique set of characteristics to succeed: Family films rely on positive messages and careful tailoring for their target audience. We believe "When I Was a Human: the Movie" fits the bill.

🐾 Case study

> *Forget about Avengers, Fate of the Furious, and Wolf Warriors. Thor: Ragnarok. Forget about Ant-Man or Spider-Man or Thor: Ragnarok. In China, Justice League is now in the dog house. - Rob Cain (Forbes.com)*

"Justice League is now in the dog house." -Rob Cain (Forbes.com)


FROM THE DIRECTOR OF HACHIKO: A DOG'S STORY
A DOG'S PURPOSE
Every dog happens for a reason.
FEBRUARY 2017

A humble little movie with no stars, little prior audience awareness called "A Dog's Purpose" beat out "Justice League" and earned $88 million in China back in 2017. It became one of China's 25 top-grossing movies that year.

A movie featuring dogs and positive messages has great potential to attract many paying customers' attention.

WHAT DO INVESTORS RECEIVE?

Here's the Deal

- The Company offers investors 125% (135% for Early Bird investors) of Principal. It means that once the movie starts generating profit you, an investor, get paid before we do.

- Each investor also receives their full proportional share of 50% of the movie's global net profit.

Perks! Perks!! Perks!!!

There is more!!


Level 1 ~ $499

Investor gets exclusive behind-the-scenes peek via newsletter.


Level 2 $500+

Investor gets exclusive online live Q&A with the director, producers, and cast (cast subject to availability). Plus previous perk.


Level 3 $1,000+

Investor gets a "Special Thanks" credit ON SCREEN in the end titles of the Picture. Plus previous perks.


Level 4 $5,000+

Investor gets ONE pair of tickets to the red carpet premiere and afterparty in Los Angeles. Time and date TBD. Travel and accommodation are not included. Plus previous perks.


Level 5 $10,000+

Investor gets an "Affiliate Producer" credit ON SCREEN in the end titles of the movie. TWO pairs of tickets to the red carpet premiere and the seats in the VIP SECTION and the afterparty in Los Angele. Time and date TBD. Travel and

accommodation are not included. Plus previous perks.


Level 6
$50,000+

Investor gets an invitation plus one to VISIT THE FILM SET while we're filming and get to meet the cast and crew. Filming date/location TBD. Travel and accommodation are not included. Plus previous perks.


Level 7
$100,000+

Investor gets an "Associate Executive Producer" credit in the end titles of the Picture and on IMDb. A VIP invitation plus one to the filming location and join the cast and crew for LUNCH ON THE SET. (Cast subject to availability.) Filming date/location TBD. Travel and accommodation are not included. Plus previous perks.



TIME IS ON OUR SIDE

Data show compelling reasons why you want to invest in our project NOW.

Significant change in consumer behaviors

Due to the new environment resulting from the pandemic, more people are on the lookout for something fun to watch online in the safety of their own homes.

Exhibit 16

U.S. SVOD Paid Subs


Netflix
Amazon Prime Video*
Hulu
Disney+
ESPN+
HBO Now/Max
Showtime
CBS All Access
Peacock
Subs, mns
90
80
70
60
50
40
30
20
10
0
61
43
27
24
9
5
70
65
58
53
26
22
16
15
8
CY 2016
CY 2017
CY 2018
CY 2019
CY 2020E
CY 2021E
CY 2022E
CY 2023E
CY 2024E
* Amazon Prime Video Subs in 2019 based on survey work from HarrisX

Source: HarrisX, Company reports, MoffettNathanson estimates and analysis

Theatrical success is no longer a prerequisite to a successful film. We can dramatically reduce reliance on costly theatrical releases and related fees by third-party. Lower expense leads to higher profit.

Increasing demand for quality content

The streaming services are in constant need of original and variety of content more than ever to keep up with their customers' demand.

The current surge in demand is predicted to continue beyond the current pandemic.

https://www.degonline.org/moffettnathanson-u-s-video-consumer-spend-subscription-streaming-will-more...

It gives a unique and niche project, like WHEN I WAS A HUMAN: THE MOVIE, an **unprecedented opportunity to be successful.**



OUR BUSINESS MODEL

🐾 Hybrid distribution model

Following the limited theatrical release in the domestic targeted area, the film can be sold directly to North American consumers via the following avenues. However small the domestic release may be, the theatrical release adds more "Hollywood" value to the film for foreign sales.

- Subscription-based Video on Demand (SVOD) Examples you may know of include Netflix, Hulu, and HBO. = A user can access the entire video library for a monthly or annual subscription fee.

- Transactional Video on Demand (TVOD) examples you may know of include Google Play and iTunes.

- Ad-based Video on Demand (AVOD) examples you may know of include YouTube, Pluto, and Roku Channel.

🐾 Spend less, keep more

Our production team's vast experience is a significant asset in producing a high-quality movie on a very cost-effective budget. We worked on world-class TV/film productions by Hollywood heavy-hitters like **Quentin Tarantino, Steven Spielberg, Ivan Reitman**, to name a few, and collectively over thousands of work hours on and off the sets. (Yes, we eat and breathe filmmaking.) Our accumulated business contacts position us to secure favorable cast, crew, equipment, and location rental deals.



Akemi K. Tosto (Director/Writer) with David Dowell (Director of Photography) on the set

🐾 Access to known talent

Recognizable talent increases the film's marketability A LOT.

This is where **we stand out**. Because we're working with **Patricia McCorkle**, one

This is where we stand out. Because we're working with **Patricia McCorkle**, one of the most respected **casting directors** in Hollywood, filmography contains more than 70 high-profile movies and TV shows, including "**Die Hard with a Vengence**," "**School Ties**," Secret Window," and more.

Actors are more willing to work for a friendlier rate than their regular rates when they (or their agents) know the movie's casting director and the producer. We've got them both covered.

❀ We're global - Our International advantage

Our unique advantage is our film industry knowledge and connections to domestic and foreign territories.

Revenues from foreign territories are essential to a film's financial success, especially in recent years. (See Global Box Office Revenue from 2004 to 2019 below.)

Global box office revenue from 2004 to 2019, by region
(in billion U.S. dollars)



© Statista 2020

Our team members have film/TV industry connections in North America, Japan, China, Great Britain, and EU territories.

Soon after our principal photography begins, we will carry out our domestic distribution strategy and work with foreign sales agents to get the best possible deal for our film.

THE COST & TIME TO MAKE "WHEN I WAS A HUMAN: THE MOVIE"

The capital raised will partially fund the production of WHEN I WAS A HUMAN: THE MOVIE, including and, but not limited to, hiring our staff, actors, location rentals and equipment, and all the costs associated with successfully producing the film.

Budget Summary

Above The Line $178,500	Post-Production Cost.......................... $76,500
· Actors · Story & Rights · Producer & Staff · Casting Director · Director	· Picture Editorial · Music · Post Sound · All Finishing · VFX Supervisor (Color, DCP, etc.)
Production Cost $357,000	Equity CF & Professional Services $67,000
· Production Staff · Animal · Extra Talent · Camera · Electrical · Special Effects · Production Sound· Wardrobe & Makeup/Hair · Transportations · Police, Fire Safety · Pandemic Compliance · Locations & Set Operations · Production Design & Set Dressing	Other Expense ....$102,000 · Insurance · Marketing · Accounting · General Expense Contingency.................................. $69,000
	Total Budget **$850,000**

※16% Payroll Taxes, 4.9% WC/Payroll Fee included.
※ Assumptions based on 20-day principal photography
※ Subject to change without notice

This is where the money will go

WeFunder Fees &
Other Financials Related Fees 8%

Marketing   9%

Contingency 8%

General Expense   2%

Insurance   1%

Producer   2%

Writer/Director   2%

Casting Director   2%

Cast   16%

Production   42%
(Production Staff, Camera, Production Design, FX,
Set Operations, Grip, Electrical, Props, Picture Car,



Post Production (Editorial, Sound, VFX Music, Misc.) 9%
Animals, Hair/Makeup, Wardrobe, Sound, Locations, Transportation, Catering, Payroll, Taxes, Misc.)
Note: This is an estimate. It is subject to change without prior notice.



Production Timeline
1 CURRENT
• Fundraiser begins.
2 FUNDRAISE & PACKAGING: (present)
•Funding Procurement continues.
•Secure a name-actor(s)
(4 months)
3 PRE-PRODUCTION
• Pre-Production commences.
• Funding Procurement (via Angels, VC, Investment Banks) continues.
(2 months)
4 SHOOT (20 days)
• Principal Photography begins.
• Initial Marketing Begins.
• Secure domestic & foreign sales agents.
• Funding Procurement (via Angels, VC, Investment Banks) may continue.
(20 days)
5 POST PRODUCTION
• Post Production period.
• Pre-distribution marketing.
(3 months)
6 DISTRIBUTION & MARKETING
• Lockdown distributions.
• Marketing continues
(3 months)
FILM RELEASE 2023

OUR STRATEGY AT VARIOUS LEVEL

What happens if we miss the $850k mark? Can we still make the movie? Fear not! We have a plan.

$50k +. Once we hit the minimum goal, we expect to spend the majority of the fund on "packaging." It is a crucial step in filmmaking, which means attaching known-talent(s) to the project. Generally, a commercially viable actor generates more financial interest, a higher profile for the film to raise more funds. We also expect to use part of the money for marketing our fundraising campaign to encourage investors to learn of the opportunity.

$100k+. The minimum budget to film the movie is $100,000. If we raise more than $100K, but below $300k, we will back into the budget, meaning to make the budget fit into the fund we have raised. Please refer to the pie chart above and see what percentage of the fund is allocated to each expense category.

You may as why such a wide budget range, $100k vs. $850k. If we raise $100k, we have budgeted $16,000 to spend on the entire cast, most likely non-union. But if we raise $850k, we have budgeted $136,000 (= 16% of the budget) to spend on the talents. In this case, we'll be able to afford more well-known actors. We believe that will result in more publicity, a higher profile for the film, and higher chances for greater profit.

$300k+. In the world of film finance, many films are often made with only part of the budget coming from private investors. There are many sources in the industry who will provide "matching funds" when an indie film, like ours, raises a good portion of the budget, for example, $300K against $850K.

With $300k in matching funds, we will then have $600K total. Based on our initial budget, this is sufficient to complete the film shoot and begin post-production. While in post-production, we will contact our connections in foreign distributions with the hope of securing a distribution contract. We will then take a loan from a bank, using that distribution contract as collateral. This gives us enough money for postproduction and marketing, and we are onward and upward!

(Note: While we expect to use the funds in the manner described above, we cannot specify with certainty the particular uses of the funds. Accordingly, we will have broad discretion in using these proceeds.)

Thank you for your time and interest!

Any comments or questions? Please contact us!

Click here to set up a call via Calendly.
or
Email us at:
info@aktpictures.com

Downloads

TRAILER- When I Was a Human short film .mp4

WIWAH-M project-overview 101821.pdf